Exhibit 23.1

The Board of Directors

Lennox International, Inc.:

We consent to the use of our report dated February 16, 2016, with respect to the consolidated balance sheets of Lennox International, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of operations, stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, TX

October 18, 2016